FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 1, 2022

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander reduces its share capital by 1.5% to cancel the shares acquired in the share buy-back programme carried out in October and November 2021 in the context of the shareholder remuneration applicable to the results of financial year 2021.

The board of directors of Banco Santander has resolved today to implement the Bank’s share capital reduction through a cancellation of own shares approved at the Bank’s ordinary general shareholders’ meeting held today on second call under item 7 B of the agenda (the “Capital Reduction”).

It is hereby stated that, on 30 March 2022, the European Central Bank granted the authorisation required to implement the Capital Reduction in accordance with applicable regulations.

Banco Santander’s share capital has been reduced by EUR 129,965,136.50 through the cancellation of 259,930,273 own shares, each with a nominal value of EUR 0.50. The share capital resulting from the Capital Reduction implementation has been set at EUR 8,540,355,514.50, represented by 17,080,711,029 shares with a nominal value of EUR 0.50 each, all of them of the same class and series.

The purpose of the Capital Reduction is the cancellation of the Bank’s own shares, contributing to the remuneration of the Bank’s shareholders by increasing the profit per share – a consequence which is inherent to the decrease in the number of shares. The Capital Reduction does not involve the return of contributions, since the Bank is the owner of the cancelled shares, having acquired them within the framework of the share buy-back programme, the beginning and termination of which Banco Santander properly notified to the market through the notice of inside information published 6 October 2021 with registration number 1086 and the notice of other relevant information published on 26 November 2021 with registration number 12909, respectively.

A reserve for amortised capital has been funded with a charge to the share premium reserve for an amount equal to the nominal value of the cancelled shares (i.e. EUR 129,965,136.50), which may only be used under the same conditions as those required for the reduction of the share capital, in accordance with article 335 c) of the Spanish Companies Law. Consequently, in accordance with article 335 c) of the Spanish Companies Law, the Bank’s creditors are not afforded the right of opposition referred to in article 334 of the Spanish Companies Law.

For purposes of the provisions of Section 411 of the Spanish Companies Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the reduction.

The announcements of the Capital Reduction will be published in the Official Gazette of the Spanish Commercial Registry and on the Bank’s corporate website (www.santander.com) in the coming days.

Thereafter, the public deed regarding the corporate resolutions on the Capital Reduction and amendment of the Bank’s By-laws will be granted and subsequently registered with the Commercial Registry of Santander. In addition, the delisting of the 259,930,273 cancelled shares from the Spanish and foreign stock exchanges or stock markets on which the Bank’s shares are listed, and the cancellation of the book-entry records of the cancelled shares before the competent bodies will both be requested.

Boadilla del Monte (Madrid), 1 April 2022

IMPORTANT INFORMATION

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future earnings (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 1, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance